Quaterra Resources Provides Update on Name Change to

Lion Copper and Gold Corp.

November 18, 2021, Vancouver, British Columbia - Quaterra Resources Inc. ("Quaterra" or the "Company") (TSX-V: QTA) (OTCQB: QTRRF) is providing an update to its previously announced proposed corporate name change to Lion Copper and Gold Corp.  The Company has been informed by the TSX Venture Exchange that the common shares will commence trading under the new name at open of trading on Tuesday, November 23, 2021 instead of Monday, November 22, 2021. At that time the new trading symbol will be "LEO" on the TSX Venture Exchange and "LCGMF" on the OTCQB.

The Company has launched a new website to reflect the name change which can be accessed at www.lioncg.com.

Shareholders holding Quaterra share certificates can request a replacement certificate with the new Company name.  However new certificates are not required and will not be automatically issued. There is no change in the capitalization structure of the Company in connection with the name change.

On behalf of the Board of Directors,

Stephen Goodman

President

For more information please contact:

Karen Robertson

Corporate Communications

778-898-0057

Email: info@quaterra.com

Website: www.quaterra.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.